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                                                              EXHIBIT 99 (a)(36)

CONCLUDING REMARKS - DAVID DERBY

The Datron Systems of today is a vastly different and much improved company from what it was three years ago. We have created a strong financial foundation, developed technological advantages that should create significant revenue and earnings drivers and streamlined the company to focus on strategic opportunities in three areas - public safety wireless network, or PSWN, radios; broadband satellite antennas for airlines and military transports; and low-profile direct broadcast satellite, or DBS, TV products.

Clearly, the Titan Corporation has recognized the value we have created in Datron and believes as we do that joining together is the best way to optimize the investments we have made in developing products for airborne broadband and public safety wireless network markets. The proposed merger leverages Titan's greater financial and marketing resources and our technology innovations to address the billion dollar opportunities represented by the broadband airborne antenna and PSWN radio markets.

Titan offers a strategic fit for all of Datron's product lines - mobile broadband communications, antenna and imaging systems, and voice and data radio communications equipment - that should allow for continued product development, increased market share and expansion into new markets.

Titan and Datron have partnered in the past in pursuit of contracts for sophisticated DoD systems. We have complementary product lines for military and government


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applications, and the integration of those products will offer enhanced opportunities in the government and military markets.

The Titan agreement is a firm offer at a fair price. Both long-term and short-term shareholder value is maximized because the structure allows flexibility in tax planning for all stockholders.

Pursuant to terms of the agreement and based upon the average closing price of Titan's stock for the 10 trading days ended last Friday, July 27, Datron's stockholders will receive 0.81919 shares of Titan stock for each share of Datron stock, or the equivalent of $16.01 per share.

Titan is currently conducting their solicitation for their tender offer, and it is expected to conclude on August 3. We encourage all Datron stockholders to tender their shares in this transaction.